UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2010
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm Limited
Notice of Meeting of Shareholders and
Explanatory Statement
Meeting to be held at Cairns Room, Management House, Australian Institute of Management, cnr Boundary & Rosa Streets, Spring Hill, Brisbane
on 4 March 2010
commencing at 10 am

Table of Contents

Notice of Meeting of Shareholders	3
Explanatory Statement	7
1 Background	7
2 Part A — Approval of issue of securities under Facility Agreement	8
3 Part B — Approval of issue of Shares under Mandate	13
4 Part C — Approval of issue of securities to Andrew Doyle under Subscription Agreement	17
5 Part D — Approval of previous placements	19
6 Part E — Approval of issue of Quoted Options	20
7 Rationale for Shareholder approval	21
8 Directors’ holdings and recommendation	22
Glossary	23
Schedule 1	25
Schedule 2	29
Schedule 3	32
Schedule 4	35

Notice of Meeting of Shareholders
Metal Storm Limited

Notice of Meeting of Shareholders
Notice is hereby given that a meeting of Shareholders of Metal Storm Limited will be held at the Cairns Room, Management House, Australian Institute of Management, cnr Boundary & Rosa Streets, Spring Hill, Brisbane, on 4 March 2010 commencing at 10 am EST.
Business
Part A — Approval of issue of securities under Facility Agreement

Resolution 1:	Approval of issue of securities to GEM under Facility Agreement
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of the following securities to GEM or its nominee in accordance with the terms of the Facility Agreement, details of which are set out in the Explanatory Statement:
(a)	up to 520,000,000 Shares at an issue price determined in the manner set out in the Explanatory Statement; and

(b)	up to 100,000,000 Unquoted Options.

Resolution 2:	Approval of previous issue of Unquoted Options to GEM under Facility Agreement
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 8,000,000 Unquoted Options to GEM, in accordance with the terms of the Facility Agreement, details of which are set out in the Explanatory Statement, be authorised and approved.
Part B —Approval of issue of Shares under Mandate

Resolution 3:	Approval of issue of Shares to Empire Equity
To consider and, if thought fit, pass the following as an ordinary resolution:
That subject to and conditional upon Resolution 1 being passed and for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of the following Shares to Empire Equity in accordance with the terms of the Mandate, details of which are set out in the Explanatory Statement:
(a)	up to 44,444,444 Shares in connection with payment of the Mandate Commitment Fee; and

(b)	up to 5,000,000 Shares in connection with payment of Mandate Ongoing Fees, at an issue price determined in the manner set out in the Explanatory Statement.

Notice of Meeting of Shareholders
Metal Storm Limited

Resolution 4:	Approval of previous issue of Shares to Empire Equity
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 44,444,444 Shares to Empire Equity at an issue price of $0.018, in accordance with the terms of the Mandate details of which are set out in the Explanatory Statement, be authorised and approved.
Part C — Approval of issue of securities to Andrew Doyle under Subscription Agreement

Resolution 5:	Approval of issue of securities to Andrew Doyle
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of Shares and Doyle Options to Andrew Doyle in accordance with the terms of the Subscription Agreement, details of which are set out in the Explanatory Statement.
Part D — Approval of previous placements

Resolution 6:	Approval of previous issue of Shares to Alan Waters
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 6,666,666 Shares to Alan Waters at an issue price of $0.015, details of which are set out in the Explanatory Statement, be authorised and approved.

Resolution 7:	Approval of previous issue of Shares to Andrew Doyle
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 48,392,857 Shares to Andrew Doyle, details of which are set out in the Explanatory Statement, be authorised and approved.
Part E — Approval of issue of Quoted Options

Resolution 8:	Approval of issue of Quoted Options
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 176,720,447 Quoted Options to Former Option Holders, details of which are set out in the Explanatory Statement.

Notice of Meeting of Shareholders
Metal Storm Limited

Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.
Voting entitlements
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a person’s entitlement to vote at the meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00 pm Sydney time on 2 March 2010. Accordingly, transactions registered after that time will be disregarded in determining Shareholders’ entitlement to attend and vote at the meeting.
Voting exclusion statement
The Company will disregard any votes cast on:
•	Resolutions 1 and 2 by GEM and any associate of GEM (including Empire Equity);

•	Resolutions 3 and 4 by Empire Equity and any associate of Empire Equity (including GEM);

•	Resolutions 5 and 7 by Andrew Doyle and any of his associates;

•	Resolution 6 by Alan Waters and any of his associates; and

•	Resolution 8 by any Former Option Holder and any associate of a Former Option Holder.
However, the Company need not disregard a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
Proxies
Please note that:
(a)	a Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

Notice of Meeting of Shareholders
Metal Storm Limited

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a certificate or letter of appointment of corporate representative should be completed and lodged in the manner specified below.
Corporate Representative
Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Representative Form is available from the Company’s share registry if required.
By order of the Board of Directors
P R Wetzig, FCIS
Company Secretary
Metal Storm Limited
2 February 2010

Explanatory Statement
Metal Storm Limited

Explanatory Statement
This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the meeting of Shareholders on 4 March 2010.
This Explanatory Statement is provided to Shareholders to assist them in deciding how to vote on the Resolutions in the Notice of Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.
1	Background
Over the past 12 months the Company has taken significant steps to reconfigure its capital structure and secure additional capital investment. It has done this against the background of the global financial crisis, which has continued to make capital very difficult to procure.
Among the actions taken was the successful completion of a Share Purchase Plan and the extension of the maturity date of the Notes in July 2009. In October 2009, the Company entered into an Equity Placement Agreement and Debt Facility Agreement totalling US$35 million with Assure Fast Holdings (BVI) Limited (AFHL). AFHL subsequently breached the terms of the Agreements by failing to deliver the first tranche of funds, which the Company was relying upon to continue its operations.
On 31 December 2009, the Company entered into the Facility Agreement, to provide a three year, $20.2 million equity line of credit to the Company.
For example, if the Company were to employ the facility to the fullest extent at the Share price as at 19 January 2010 ($0.02), the outcome would be the issue of approximately 1.12 billion Shares. The actual number of Shares issued could vary significantly over the life of the facility and could be significantly higher or lower as the price of each Share issue is determined based on the Share price at the time of each Drawdown and the Company may not make use of the facility up to its maximum Drawdown limit.
The board considers the most significant disadvantages of the facility are its dilutionary impact on existing Shareholders and the potential for downward pressure on the Share price due to GEM satisfying its funding obligations through share lending arrangements. However, the facility provides the opportunity for the Company to remain a going concern in circumstances where it otherwise would not. While the facility is initially intended to provide the primary source of operating capital, the Company also intends to vigorously seek other sources of Capital on more favourable terms. The flexible nature of the facility allows the Company to reduce or eliminate its cash draw down at its sole discretion. While the terms of the Notes issued by the Company contain restrictions on the Company’s ability to raise further capital from financial sponsors, it may access other capital investment. If this

Explanatory Statement
Metal Storm Limited

occurs it has the ability to reduce the necessity for Drawdowns under this facility. In this situation the facility could remain in place as a flexible secondary source of capital, to more easily manage any peak cash requirements during qualification and production.
2	Part A — Approval of issue of securities under Facility Agreement
2.1 Details of the Facility Agreement
On 31 December 2009, the Company entered into the Facility Agreement for GEM to provide a source of working capital for the Company. The Company may access up to $20.2 million over a three year period under the Facility Agreement. The Company will issue Shares in consideration for the amount it is paid by GEM.
Shares under the Facility Agreement will be issued to GEM at a price per Share equal to 90% of the average closing trade price immediately after notice of a Drawdown is given to GEM and ending at 5:00 pm 15 consecutive trading days later.
The funding under the Facility Agreement is conditional upon GEM entering into Share lending arrangements for each Drawdown. As a result, it is expected that Shares issued to GEM may be sold on ASX therefore increasing the risk of downward pressure on the Company’s Share price.
The first Drawdown under the Facility Agreement was completed in early February 2010, after the printing of the Notice of Meeting. The Company expects to receive a minimum of $700,000 under the first Drawdown.
The Company is seeking approval under the Resolutions in Part A for the issue of Shares and Unquoted Options under the Facility Agreement to access the working capital.
For more detailed information about the Facility Agreement, please refer to Schedule 1: Summary of the Facility Agreement.
2.2 Fees payable
The Company has agreed to pay a Facility Agreement Commitment Fee to GEM Advisors. If Shareholder approval of Resolution 1 is obtained, the Company will pay this fee by the issue of Shares to GEM.
If Shareholder approval of Resolution 1 is not obtained, the Company must pay GEM a break fee of $200,000 instead of the Facility Agreement Commitment Fee.
The Company was also required to pay GEM’s legal fees for the preparation and negotiation of the Facility Agreement of US$20,000 (including GST) from the proceeds of the first Drawdown.

Explanatory Statement
Metal Storm Limited

2.3	Unquoted Options
The Company has also agreed to issue GEM one Unquoted Option for every five Shares issued under the Facility Agreement. Options will have a three year term and an exercise price of $0.035.
The Unquoted Options have different terms to the options currently issued by the Company. The Company does not intend to seek quotation of the Unquoted Options.
The terms of the Unquoted Options are set out in Schedule 2: Unquoted Option terms.
2.4	Number of securities to be issued under the Facility Agreement
The ASX Listing Rules require the Company to provide information about the maximum number of securities to be issued as a result of the Shareholder approval. See section 2.7 for further information about these requirements.
The Company is in the process of applying to ASX for a waiver to permit it to issue Shares and Unquoted Options in connection with future Drawdowns for up to 15 months after the meeting and the maximum number is intended to provide for the number of securities to be issued for that time period (see section 2.8). The Company currently estimates that it is unlikely that it will issue the maximum number of Shares and Unquoted Options in the 15 month period from the date of the meeting but it wishes to ensure it has maximum flexibility to do so should it be necessary.
If the waiver is not granted, the Company can still issue Shares and Unquoted Options however any Shares issued to GEM more than three months after the date of the meeting will be counted in the Company’s 15% limit under ASX Listing Rule 7.1 unless a subsequent Shareholder approval is sought.
The actual number of Shares to be issued will depend on the level to which the Company needs to call on the funds available under the Facility Agreement, as well as the price at which any Shares will be issued in accordance with the mechanism set out in the Facility Agreement.
Example:
Assuming the Company was able to Drawdown $400,000 and had an average closing share price of $0.023 over the pricing period, the following number of Shares and Unquoted would need to be issued:

No. of Shares (NS)	=	400,000

		90% x 0.023

NS	=	400,000

		0.020

NS	=	20,000,000 Shares

Explanatory Statement
Metal Storm Limited

No. of Unquoted Options (NUO)	=	20,000,000

		5

NUO	=	4,000,000
By way of further example, the following table sets out the maximum number of Shares that would be issued to GEM based on different aggregate average closing share prices and the total aggregate amount advanced under a Drawdown for the period:

Amount
advanced	Average closing share price
	$0.016	$0.018	$0.020	$0.022	$0.024
$300,000	20,833,333	18,518,518	16,666,666	15,151,515	13,888,888
$350,000	24,305,555	21,604,938	19,444,444	17,676,767	16,203,703
$400,000	27,777,777	24,691,358	22,222,222	20,202,020	18,518,518
$800,000	55,555,555	49,382,716	44,444,444	40,404,040	37,037,037
Using the same assumptions, the maximum number of Unquoted Options would be as follows:

Amount
advanced	Average closing share price
	$0.016	$0.018	$0.020	$0.022	$0.024
$300,000	4,166,666	3,703,703	3,333,333	3,030,303	2,777,777
$350,000	4,861,111	4,320,987	3,888,888	3,535,353	3,240,740
$400,000	5,555,555	4,938,271	4,444,444	4,040,404	3,703,703
$800,000	11,111,111	9,876,543	8,888,888	8,080,808	7,407,407
2.5 Approvals required
The Company is seeking the following Shareholder approvals:

Resolution	ASX Listing Rule	Details
Resolution 1	7.1	Approval of issue of the following securities to GEM or its nominee:

		(a) up to 520,000,000 Shares in connection with future Drawdowns and payment of the Facility Agreement Commitment Fee; and

		(b) up to 100,000,000 Unquoted Options in connection with future Drawdowns.

Explanatory Statement
Metal Storm Limited

Resolution	ASX Listing Rule	Details
Resolution 2	7.4	Ratification of issue of 8,000,000 Unquoted Options to GEM in connection with the first Drawdown under the Facility Agreement.
2.6 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for Resolution 1 so that the Shares and Unquoted Options will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
2.7 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue[1]	(a) up to 520,000,000 Shares

(b) up to 100,000,000 Unquoted Options

Date of issue	No later than three months after the date of the meeting, unless a waiver is obtained[2]

Issue price	(a) Calculated in accordance with the Facility Agreement and in any event, not less than $0.01[3]

(b) Nil

Name of the allottees	GEM or its nominee

[1]	The Company has adopted these maximum numbers to satisfy the requirements of ASX Listing Rule 7.3.1. See section 2.4 for further information about how the Company has determined these maximum numbers.

[2]	The Company is in the process of applying to ASX for a waiver to permit the issue of Shares and Unquoted Options to GEM in connection with future Drawdowns for up to 15 months after the meeting. See section 2.8 for further information.

[3]	If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.

Explanatory Statement
Metal Storm Limited

Terms of the securities	(a) Fully paid ordinary shares

(b) As per Schedule 2

Use of funds	The Facility Agreement provides Metal Storm with funding for approximately 24 to 36 months, depending on the size of each Drawdown. The split between compliance, administrative and product development/marketing
(Commercialisation) costs will also vary based on the size of each Drawdown. However, if the facility performs as expected, the Company anticipates that approximately 60% of the drawn down funds will be channelled into Commercialisation.

Date of allotment
(a)  Shares in connection with future Drawdowns will be allotted progressively. Shares issued in payment of the Facility Agreement Commitment Fee will be issued on the completion of the first Drawdown after Shareholder approval has been obtained.

(b) Unquoted Options will be allotted progressively
2.8 Waiver application
ASX Listing Rule 7.3.2 provides that the Company must issue the securities within three months of the date of the meeting approving the issue.
The Facility Agreement contemplates the Company being able to make Drawdowns progressively for a period of three years. This means that some securities would need to be issued more than three months after the date of this meeting.
The Company is in the process of applying for a waiver of ASX Listing Rule 7.3.2 to permit the issue of:
•	Shares to GEM in connection with future Drawdowns;

•	Unquoted Options to GEM in connection with future Drawdowns, for a period of 15 months after the meeting.
If the waiver is granted, the Company will be able to issue the Shares and Unquoted Options under the Facility Agreement for a period of 15 months without obtaining a

Explanatory Statement
Metal Storm Limited

further Shareholder approval. The Company would need to seek a further Shareholder approval at the expiry of the 15 month period.
If the waiver is not granted, the Company can still issue Shares and Unquoted Options to GEM however any issues that occur more than three months after the date of the meeting will be counted in the Company’s 15% limit under ASX Listing Rule 7.1. In the absence of a waiver, any issues of securities to GEM in excess of the Company’s 15% limit will require further Shareholder approval.
2.9 Approval under ASX Listing Rule 7.4
As noted in section 2.6, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.
Under ASX Listing Rule 7.4, an issue of securities without approval under ASX Listing Rule 7.1 will be treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1 if the original issue did not breach the 15% limit under ASX Listing Rule 7.1 and shareholders subsequently approve the issue.
The Company is seeking Shareholder approval under Resolution 2 for the issue of Unquoted Options to GEM in early February 2010 associated with the first Drawdown.
2.10 Information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

Number of securities issued	8,000,000 Unquoted Options

Issue price	Nil

Terms of the securities	As per schedule 2

Name of the allottee	GEM

Use of funds	No funds raised on issue

3	Part B — Approval of issue of Shares under Mandate
3.1 Details of the Mandate
On 30 December 2009, the Company engaged Empire Equity to act as its corporate advisors in connection with the Facility Agreement. The Mandate provides that Empire Equity would provide general corporate and strategic advice to the Company, including advice regarding the Facility Agreement.

Explanatory Statement
Metal Storm Limited

Empire Equity has also agreed to act as a Share lender and enter into Share lending deed with GEM to assist GEM fund its payment obligations under the Facility Agreement. As a result, it is expected that Shares issued to Empire Equity may be sold on ASX therefore increasing the risk of downward pressure on the Company’s Share price.
The Company is seeking approval under the Resolutions in Part B for the issue of Shares under the Mandate.
Empire Equity has also been offered the opportunity to nominate a director to the Company’s board.
3.2 Fees and commissions
The Company has agreed to pay a Mandate Commitment Fee of $800,000 to Empire Equity if Shareholders approve the issue of Shares to GEM under Resolution 1. If Shareholder approval of Resolution 1 is obtained, the Company will pay this fee by the issue of Shares.
If Shareholder approval of Resolution 1 is not obtained, the Company must pay Empire Equity a break fee of $200,000 instead of the Mandate Commitment Fee.
The number of Shares to be issued to Empire Equity or the amount of the break fee will be reduced by the number of Shares held by Empire Equity after their Share lending arrangements with GEM for the first Drawdown were completed. See section 3.3 for further information.
The Company has also agreed to pay the Mandate Ongoing Fee comprising one Share for every one hundred Shares issued to GEM under the Facility Agreement.
If Shareholder approval of Resolution 1 is obtained but Resolution 3 is not passed, the Company can still issue Shares without Shareholder approval provided the number of Shares to be issued will be less than the Company’s 15% limit under ASX Listing Rule 7.1 at the time of issue.
The Shares will then be counted in the Company’s 15% limit under ASX Listing Rule 7.1, reducing the Company’s flexibility to issue further capital in the next 12 months.
3.3 Previous issue of Shares
On 5 January 2010, the Company issued 44,444,444 Shares to Empire Equity (Advance Shares). The Advance Shares were an advance on the Mandate Commitment Fee.
Empire Equity then lent the Advance Shares to GEM for share lending purposes for the first Drawdown under the Facility Agreement.
In early February 2010, the Company was required to issue Shares to GEM under the first Drawdown. The Company, GEM and Empire Equity agreed that GEM would keep the same number of Shares out of the Advance Shares which had been borrowed from Empire Equity instead of the Company making a further issue of Shares to GEM.

Explanatory Statement
Metal Storm Limited

The same number of Shares that would have been issued to GEM under the First Drawdown will be issued to Empire Equity as the balance of payment of the Mandate Commitment Fee if Resolution 3 is approved.
If Empire Equity requires repayment of all Shares from GEM and Resolution 1 is passed, the Company will not issue any further Shares to Empire Equity, including the Shares the subject of Resolution 3.
3.4 Approvals required
The Company is seeking the following Shareholder approvals:

Resolution	ASX Listing Rule	Details
Resolution 3	7.1	Approval of issue of the following Shares to Empire Equity:

		(a) up to 44,444,444 Shares in connection with payment of the Mandate Commitment Fee; and

		(b) up to 5,000,000 Shares in payment of the Mandate Ongoing Fees.

Resolution 4	7.4	Ratification of issue of 44,444,444 Shares to Empire Equity in connection with the first Drawdown.
Resolution 3 is conditional upon Resolution 1 being approved. If Resolution 1 is not approved by Shareholders, Resolution 3 will not be put to the meeting.
The number of Shares to be issued in payment of the Mandate Ongoing Fees will depend on the number of securities issued under the Facility Agreement. The maximum number has been determined on the same basis as discussed in section 2.4.
3.5 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for Resolution 3 so that the Shares will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
3.6 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Explanatory Statement
Metal Storm Limited

Maximum number of securities the entity is to issue	(a) up to 44,444,444 Shares (b) up to 5,000,000 Shares

Date of issue	No later than three months after the date of the meeting[1]

Issue price	Calculated in accordance with the Mandate[2]

Name of the allottee	Empire Equity

Terms of the securities	Fully paid ordinary shares

Use of funds	In payment of fee under the Mandate

Date of allotment	(a) No later than three months after the date of the meeting

(b) Shares will be allotted progressively

[1]	The Company is in the process of applying to ASX for a waiver to permit the issue of Shares to Empire Equity in connection with payment of Mandate Ongoing Fees for up to 15 months after the meeting.

[2]	If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.
3.7 Waiver application
As noted in section 2.8, the Company is in the process of applying for a waiver of ASX Listing Rule 7.3.2 to permit the issue of securities for a period of 15 months after the meeting. That waiver, if granted, would include Shares to be issued under Resolution 3(b).
3.8 Approval under ASX Listing Rule 7.4
As noted in section 3.5, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.
Under ASX Listing Rule 7.4, an issue of securities without approval under ASX Listing Rule 7.1 will be treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1 if the original issue did not breach the 15% limit under ASX Listing Rule 7.1 and shareholders subsequently approve the issue.
The Company is seeking Shareholder approval under Resolution 4 for the issue of 44,444,444 Shares to Empire Equity on 5 January 2010.

Explanatory Statement
Metal Storm Limited

3.9 Information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

Number of securities issued	44,444,444 Shares

Issue price	$0.018

Terms of the securities	Fully paid ordinary shares

Name of the allottee	Empire Equity

Use of funds	Working capital

4	Part C — Approval of issue of securities to Andrew Doyle under Subscription Agreement
4.1 Details of the Subscription Agreement
On 23 January 2010, the Company entered into the Subscription Agreement with Andrew Doyle, under which Andrew Doyle agreed to subscribe $700,000 for Shares at an issue price per Share of the lower of:
(a)	$0.018; and

(b)	90% of the volume weighted average price per Share during the period of 15 days prior to the issue of Shares under the agreement.
Until the issue price is determined, the number of Shares to be issued cannot be stated with certainty. However the examples below are provided to show the number of Shares that may be issued:

Issue price	No. of Shares to be issued
$0.016	43,750,000
$0.017	41,176,170
$0.018	38,888,888
$300,000 of the issue price was paid on execution of the Subscription Agreement, with the balance payable within one week after the meeting, if Resolution 5 is passed.
If Resolution 5 is not passed, the amount of $300,000 paid by Andrew Doyle must be repaid to him by the Company, together with a fee of $10,000.
Under the Subscription Agreement, the Company has also agreed to issue the Doyle Options to Andrew Doyle. One Doyle Option will be issued for each Share issued under the Subscription Agreement, as well as one Doyle Option for each of the 48,392,857 Shares previously issued to Andrew Doyle.
The Doyle Options will have a term of 18 months and an exercise price of $0.018.

Explanatory Statement
Metal Storm Limited

The Doyle Options have different terms to the options currently issued by the Company. The Company does not intend to seek quotation of the Doyle Options.
The terms of the Doyle Options are set out in Schedule 3: Doyle Option terms.
4.2 Approvals required
The Company is seeking the following Shareholder approval:

Resolution	ASX Listing Rule	Details
Resolution 5	7.1	Approval of issue of Shares and Doyle Options in accordance with the Subscription Agreement.
4.3 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for Resolution 5 so that the Shares will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
4.4 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue (or formula for calculating the number)	(a) Shares with a total issue price of $700,000, calculated at the issue price below

(b) 48,392,857 Doyle Options plus one Doyle Option for each Share issued under the Subscription Agreement

Date of issue	No later than three months after the date of the meeting

Issue price	(a) the lower of:

(i) $0.018 per Share; and

(ii) 90% of the volume weighted average price per Share during the period of 15 days before issue of the Shares

(b) Nil

Explanatory Statement
Metal Storm Limited

Name of the allottee	Andrew Winston Doyle

Terms of the securities	(a) Fully paid ordinary shares

(b) As per Schedule 3

Use of funds	Working capital

Date of allotment	No later than three months after the date of the meeting

5	Part D — Approval of previous placements
5.1 Details of the placements
The Company completed several small placements before the Facility Agreement was signed. The funds raised were used for working capital to keep the Company operational until the Facility Agreement was signed.
As noted in the Company’s ASX announcement on 5 January 2010, the level of commercialisation activity provided for by the Facility Agreement is likely to be lower in cash terms than in previous years, the Company intends to seek additional investment to increase the scale and speed of its commercialisation activity.
5.2 Approvals required

Resolution	ASX Listing Rule	Details
Resolution 6	7.4	Approval of issue of 6,666,666 Shares to Alan Waters at an issue price of $0.015.

Resolution 7	7.4	Approval of issue of 48,392,857 Shares to Andrew Doyle at various issue prices.

5.3 Approval under ASX Listing Rule 7.4
As noted in section 4.3, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.
Under ASX Listing Rule 7.4, an issue of securities without approval under ASX Listing Rule 7.1 will be treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1 if the original issue did not breach the 15% limit under ASX Listing Rule 7.1 and shareholders subsequently approve the issue.
The Company is seeking Shareholder approval under Resolution 6 for the issue of 6,666,666 Shares to Alan Waters and Resolution 7 for the issue of 48,392,857 Shares to Andrew Doyle.

Explanatory Statement
Metal Storm Limited

5.4 Information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.
Resolution 6

Number of securities issued	6,666,666 Shares
Issue price	$0.015
Terms of the securities	Fully paid ordinary shares
Name of the allottee	Alan Waters
Use of funds	Working capital
Resolution 7

Number of securities issued and issue price	10 December 2009	17,142,857	$0.0175
	18 December 2009	18,750,000	$0.016
	5 January 2010	12,500,000	$0.016
Terms of the securities	Fully paid ordinary shares
Name of the allottee	Andrew Winston Doyle
Use of funds	Working capital
6 Part E — Approval of issue of Quoted Options
6.1 Details of the proposed issue
On 31 July 2009, Shareholders approved the issue of 176,720,447 Quoted Options after the expiry of the Company’s Former Options on 31 August 2009. Except for the issue price and the expiry date, the terms of the Quoted Options, including the exercise price of $0.15 was the same as the Former Options. The Quoted Options were required to be issued within three months of the Shareholder meeting.
Given the Company’s financial circumstances at the time, the board decided it was not appropriate to issue the Quoted Options. The Company is seeking another approval so that that the Quoted Options may now be issued within three months of this meeting.
At the 31 July 2009 meeting, Shareholder approval was also obtained so that Terry O’Dwyer, a director of the Company, and certain of his related parties who held Existing Options could participate in the issue of Quoted Options. Terry O’Dwyer has advised that neither he nor his related parties intend to subscribe for Quoted Options. Therefore no Shareholder approval is being sought for this purpose at the meeting.

Explanatory Statement
Metal Storm Limited

The Company will seek quotation of the Quoted Options.
The terms of the Quoted Options are set out in Schedule 4: Quoted Option terms.
6.2 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for Resolution 8 so that the Quoted Options will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
6.3 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue	176,720,447
Date of issue	No later than three months after the date of the meeting
Issue price	$0.001
Name of the allottee	Former Option Holders with a registered address in Australia, New Zealand and any other country approved by the Company
Terms of the securities	As per Schedule 4
Use of funds	The maximum amount that may be raised by the issue of the Quoted Options is $176,720. Any funds raised will be used as working capital
Date of allotment	No later than three months after the date of the meeting
7 Rationale for Shareholder approval
7.1 Rationale for approvals under ASX Listing Rule 7.1
The approval of Shareholders for the issue of Shares, Unquoted Options, Doyle Options and Quoted Options in the three month period from the date of the meeting will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds (including under the Facility Agreement, if necessary) at any time during the next 12 months by

Explanatory Statement
Metal Storm Limited

issuing up to the full 15% of its issued share capital without further reference to Shareholders. Any Shares issued in accordance with Resolutions 1, 3, 5 and 8 will not be counted towards the calculation of the 15% limit, except if any issue price of the Shares is less than 80% of the average market price.
In the case of the Quoted Options, the approval will mean that the expiry date of the Quoted Options will be aligned with the maturity date of the Notes, which was the intention at the time the Notes and Former Options were issued.
7.2 Rationale for approval under ASX Listing Rule 7.4
The approval of Shareholders to Resolutions 2, 4, 6 and 7 will provide the Company with flexibility in considering any necessary further fundraising. It will enable the Company to issue further funds (including under the Facility Agreement, if necessary) at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders. Any Shares issued in accordance with Resolutions 2, 4, 6 and 7 will not be counted towards calculation of the 15% limit.
8 Directors’ holdings and recommendation
The directors of the Company hold the following relevant interests in the Company’s securities:

Director name	Shares	Convertible Notes	Options
Terry O’Dwyer	1,054,979	67,636	Nil
Trevor Tappenden	Nil	Nil	Nil
John Nicholls	Nil	Nil	Nil
Lee Finniear	447,062	Nil	1,000,000 *

*	These are unquoted options associated with Lee Finniear’s employment arrangements. He is not entitled to participate in the issue of Quoted Options the subject of Resolution 8.
The Directors unanimously recommend that Shareholders vote in favour of all Resolutions.

Explanatory Statement
Metal Storm Limited

Glossary
In this Explanatory Statement, the following terms have the meanings below unless the context otherwise requires:

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Company	Metal Storm Limited ABN 99 064 270 006

Corporations Act	Corporations Act 2001 (Cth)

Drawdown	an exercise by the Company of its entitlement under the Facility Agreement to require GEM to subscribe for (or to cause another person to subscribe for) Shares

Doyle Options	options to be issued to Andrew Doyle, the terms and conditions of which are set out in Schedule 3.

Empire Equity	Empire Equity Limited

Facility Agreement	the GEM Equity Line Facility Agreement between GEM, GEM Investment Advisors, Inc and the Company dated 31 December 2009

Facility Agreement Commitment Fee	the fee of $303,000 payable by the Company to GEM Advisors under the Facility Agreement

Former Options	the quoted options of the Company which expired on 31 August 2009 with an exercise price of $0.15, issued on or about 1 September 2009

Former Option Holder	all persons whose names are entered in the register of Former Options maintained by or on behalf of the Company immediately prior to the expiry of the Former Options on 31 August 2009

GEM	GEM Global Yield Fund Ltd

GEM Advisors	GEM Investment Advisors, Inc

Group	the Company, its wholly-owned subsidiaries and Metal Storm Inc.

Mandate	the engagement of Empire Equity Limited by the Company to provide corporate advisory services dated 30 December 2009

Mandate Commitment Fee	the fee of $800,000 payable by the Company to Empire Equity under the Mandate

Mandate Ongoing Fees	the fee of one Share for every one hundred Shares issued to GEM under the Facility Agreement,

Explanatory Statement
Metal Storm Limited

payable by the Company to Empire Equity under the Mandate

Notes	the Company’s convertible quoted convertible notes which are convertible into Shares

Quoted Options	options to be issued to Former Option Holders, the terms and conditions of which are set out in Schedule 4

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

Subscription Agreement	the Subscription Agreement between the Company and Andrew Doyle dated 23 January 2010

Unquoted Options	options to be issued to GEM, the terms and conditions of which are set out in Schedule 2

Schedule 1
Summary of Facility Agreement
1	General
(a)	Subject to satisfaction of the Conditions below, the Company may require GEM, for a period of three years ending on 31 December 2012, to subscribe for (or cause to be subscribed for) Shares not exceeding $20.2 million.

(b)	The Company agrees that while it has the right to Drawdown under the Facility Agreement, it will not enter into any other agreement, similar to the Facility Agreement, which requires a financial investor to subscribe for Shares in a structured way over time without the prior written consent of GEM. This restriction does not prevent the Company from raising funds from one-off equity placements, rights issues or share purchase plans.
2	Conditions
(a)	GEM is not obliged to subscribe for Shares unless certain conditions have been satisfied, including:
(i)	certain approvals, including Shareholder approval, have been obtained;

(ii)	the Shares were continuously quoted during the ten trading days prior to the date of the Drawdown and there was no actual or threatened trading halt or suspension of Shares from quotation;

(iii)	GEM has entered into a Share lending agreement with a Share lender for the prescribed number of Shares.
3	Drawdowns
(a)	The Company may give a notice to GEM requesting a Drawdown (Drawdown Notice). Once a Drawdown Notice is given, a Pricing Period (see below) commences and a second Drawdown Notice cannot be given. This means that the Company can only issue one Drawdown Notice every 15 trading days.

(b)	The Company can elect to issue a Drawdown Notice for either:
(i)	Type 1 Drawdown: being for $400,000; or

(ii)	Type 2 Drawdown: being 700% of the average daily number of Shares traded on ASX during the 15 trading days prior to and excluding the date of the Drawdown Notice, excluding any Shares traded on any day during that period when the closing trade price of the Shares was less than $0.01.
(c)	GEM has the right in its absolute discretion (but not the obligation) to:
(i)	for a Type 1 Drawdown: increase the proposed number of Shares under the Drawdown Notice (Proposed Drawdown Shares) by up to 100%; or

(ii)	for a Type 2 Drawdown: reduce the number of Proposed Drawdown Shares by up to 50% or increase the Proposed Drawdown Shares by up to 200%, except that GEM cannot require the Company to issue any Shares to GEM or its nominee if to do so would be in breach of any Australian law or the ASX Listing Rules.
4	Pricing
(a)	If GEM is required to subscribe for Shares under the Facility Agreement, it must do so at a subscription price per Share equal to 90% of the average closing trade price immediately after a Drawdown Notice is given and ending at 5:00 pm 15 consecutive trading days later (Pricing Period).

(b)	Based on a mechanism in the Facility Agreement, the minimum price at which the Company is required to issue Shares to GEM is agreed between the Company and GEM at the time the Company gives a Drawdown Notice but will not be less than $0.01 per Share (Threshold Price).

(c)	For a Type 1 Drawdown, the pricing mechanism disregards the closing trade price on any day during the Pricing Period where either of the following occurs:
(i)	the volume weighted average price (VWAP) of Shares traded on ASX during a trading day in the Pricing Period is less than 90% of the VWAP of Shares traded on ASX in the 15 consecutive trading days immediately prior to the date the Drawdown Notice was received by GEM; or

(ii)	an event occurs which has, or in GEM’s reasonable opinion is likely to have, a “material adverse effect”.
(d)	For a Type 2 Drawdown, the pricing mechanism disregards the closing trade price on any day during the Pricing Period where any of the following occurs:

(i)	the VWAP of Shares traded on ASX during a trading day in the Pricing Period, multiplied by 90% is less than the Threshold Price;

(ii)	trading in the Shares on ASX is suspended or halted;

(iii)	the number of Shares traded on ASX on any trading day is less than 25% of the average daily trading volume over a 15 trading period prior to the Drawdown Notice; or

(iv)	an event occurs which has, or in GEM’s reasonable opinion is likely to have, a “material adverse effect”.
(e)	Where an event described in paragraphs (c) or (d) occurs, the pricing mechanism operates to reduce the number of Shares required to be subscribed for by GEM by 1/15th for each day on which the event occurs.
5	Termination of the Facility Agreement
(a)	The Facility Agreement may be terminated in a number of ways including:
(i)	at the expiry of the three year term, being 31 December 2012;

(ii)	by mutual agreement of the parties; and

(iii)	by GEM if an event of default occurs.
(b)	An event of default includes:
(i)	the Company failing to perform its obligations under the Facility Agreement and such default, if capable of remedy, remaining unremedied for a period of 30 days after notice from GEM requiring the default to be remedied;

(ii)	if any representations or warranties made by the Company under the Facility Agreement is found to have been false or misleading in any material respect when made or become false or misleading in any material respect;

(iii)	a material judgement is entered against the Company;

(iv)	an event occurs which has a “material adverse effect”;

(v)	a petition is lodged, an order made or a resolution passed for the winding up of the Company or a meeting is convened for that purpose;

(vi)	a receiver or an administrator is appointed to the Company;

(vii)	the Company suspends payment of its debts;

(viii)	the Company being unable to pay its debts when they are due within the meaning of the Corporations Act; or

(ix)	a compromise or arrangement is proposed between the Company and its creditors.
(c)	Termination of the Facility Agreement for any reason will release the Company and GEM from any future obligations under the Facility Agreement, subject to certain accrued rights and liabilities.

Schedule 2
Unquoted Option terms
1	Entitlement

Subject to and conditional upon any adjustment in accordance with these conditions, each option entitles the holder to subscribe for one fully paid ordinary share upon payment of the Exercise Price.

2	Exercise Price

The Exercise Price of each option is $0.035.

3	Exercise Period

An option is exercisable at any time on or before 5.00pm (Sydney time) on the third anniversary of the date of grant (the Expiry Date). Options not exercised by the Expiry Date lapse.

4	Manner of exercise of options

Each option may be exercised by notice in writing addressed to the Company’s registered office. The minimum number of options that may be exercised at any one time is 1,000. Payment of the Exercise Price for each option must accompany each notice of exercise of option. All cheques must be payable to the Company and be crossed ‘not negotiable’.

5	Ranking of shares

Shares issued on the exercise of options will rank equally with all existing shares on and from the date of issue in respect of all rights issues, bonus share issues and dividends which have a record date for determining entitlements on or after the date of issue of those shares.

6	Timing of issue of shares

After an option is validly exercised, the Company must as soon as possible:
(a)	issue and allot the share as soon as possible; and

(b)	do all such acts matters and things to obtain the grant of quotation for the shares on ASX no later than five business days from the date of exercise of the option.

7	Options transferrable

Options may be transferred in the same manner as shares and may be exercised by any other person or body corporate.

8	Participation in new issues
(a)	An option holder may participate in new issues of securities to holders of shares only if and to the extent that:
(i)	an option has been exercised; and

(ii)	a share has been issued in respect of the exercise before the record date for determining entitlements to the new issue.
(b)	The Company must give notice to the option holder of any new issue not less than 10 business days before the record date for determining entitlements to the issue.
9	Adjustment for bonus issues of shares

If the Company makes a bonus issue of shares or other securities to existing shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):
(a)	the number of shares which must be issued on the exercise of a option will be increased by the number of shares which the option holder would have received if the option holder had exercised the option before the record date for the bonus issue; and

(b)	no change will be made to the Exercise Price.
10	Adjustment for rights issue

If the Company makes an issue of shares pro rata to existing shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the Exercise Price of an option will be reduced according to the following formula:

New exercise price = O -	E [ P - (S + D)]
N + 1
O =	the old Exercise Price of the option.

E =	the number of underlying shares into which one option is exercisable.

P =	the average market price per share (weighted by reference to volume) of the underlying shares during the five trading days ending on the day before the ex rights date or ex entitlements date.

S =	the Purchase Price of a share under the pro rata issue.

D =	the dividend due but not yet paid on the existing underlying shares (except those to be issued under the pro rata issue).

N =	the number of shares with rights or entitlements that must be held to receive a right to one new share.
11	Reconstructions

If there is any reconstruction of the issued share capital of the Company, the number of shares to which the option holder is entitled, and/or the Exercise Price, must be reconstructed in a manner which will not result in any benefits being conferred on the option holder which are not conferred on shareholders (subject to the provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital), but in all other respects, the terms for the exercise of a option will remain unchanged.

12	Interpretation

These terms and conditions of issue must be interpreted in the same way as the Equity Line Facility Agreement under which the option was issued.

Schedule 3
Doyle Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company (Share) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at A$0.018 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5.00 pm Australian Eastern Standard Time on the date which is eighteen months from the date of issue of the options (Expiry Date).

(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options at any time up to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (f) above.
(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of a option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of a option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the option holder, within 30 days after that request, give to that option holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the option holder the net number of options after making the payment.

Schedule 4
Quoted Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share (Share) in the capital of Metal Storm Limited (Company) upon exercise of the option and payment of the Exercise Price (defined below).

(a)	Each option is exercisable at $0.15 (Exercise Price), payable in full on exercise of the option.

(b)	The options expire at 5:00 pm Australian Eastern Standard Time on 1 September 2011 (Expiry Date).

(c)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(d)	Holders may exercise options in whole or in part at any time prior to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(e)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(f)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised, and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(g)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(h)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

(i)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(j)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (f) above.
(k)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(l)	All Shares issued on exercise of a option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(m)	The Company will apply to ASX Limited for official quotation of the options and Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(n)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the Listing Rules.

(o)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(p)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(q)	If the Company makes a pro rata issue (other than a bonus issue) to existing shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro rata issue.

(r)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of an option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

(s)	The Company is entitled to treat the registered holder of an option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: February 28, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary